                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549


                                   FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



(MARK ONE)

[X]  Annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934

     For the fiscal year ended DECEMBER 31, 1997
                               -------------------------------------------------


                                      Or


[_] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from_____________________ to_____________________


     Commission file number                  1-8483
                            ----------------------------------------------------


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                              UNOCAL SAVINGS PLAN



     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Unocal Corporation, 2141 Rosecrans Avenue, Suite 4000, El Segundo, California 90245

           INDEX TO FINANCIAL STATEMENTS OF THE UNOCAL SAVINGS PLAN


     The following financial statements reflect the status of the Unocal Savings Plan as of December 31, 1997 and 1996, and the results of its transactions for each of the years then ended.


                                                                                         Page Number
                                                                                         -----------
Statements included herein:

Report of Independent Accountants                                                               2

Statements of Net Assets Available for Benefits with Fund Information                         3-4

Statements of Changes in Net Assets Available for Benefits with Fund Information              5-6

Notes to Financial Statements                                                                7-11

Item 27(a) - Schedule of Assets Held for Investment Purposes                                   13

Item 27(d) - Schedule of Reportable Transactions                                               14

Exhibit Index                                                                                  15

     Schedules I, II and III are omitted because the subject matter did not exist or the required information is given in the financial statements or notes to financial statements.

                       REPORT OF INDEPENDENT ACCOUNTANTS



The Unocal Savings Plan/ESOP Committee:



     We have audited the accompanying statements of net assets available for benefits of the Unocal Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund.
The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


COOPERS & LYBRAND L. L. P.
June 26, 1998
Los Angeles, California

                              Unocal Savings Plan
     Statement of Net Assets Available for Benefits with Fund Information
                               December 31, 1997

                                            Non-Participant
                                               Directed                                                Participant Directed
                                            ---------------     -------------------------------------------------------------
                                                Unocal                                                Low
                                                Common            S&P 500      George Putnam       Volatility        Money
                                                Stock           Index Fund     Fund of Boston      Trust Fund     Market Fund
                                            ---------------     ----------     --------------      ----------     -----------
Assets
 Investments at fair value (Note 2)
   Unocal Common Stock                       $236,345,347        $         -    $         -         $        -     $         -
   Shares of registered
      investment companies:
      S&P 500 Index Fund                                -         69,606,728              -                  -               -
      George Putnam Fund of Boston                      -                  -     47,367,931                  -               -
      Low Volatility Trust                              -                  -              -          7,282,078               -
      Money Market Fund                                 -                  -              -                  -      21,152,142
      New Opportunities Fund                            -                  -              -                  -               -
      Voyager                                           -                  -              -                  -               -
      Participant notes receivable                      -                  -              -                  -               -
                                             ------------        -----------    -----------         ----------     -----------
       Total investments                      236,345,347         69,606,728     47,367,931          7,282,078      21,152,142

Cash                                                    -                  -              -                  -               -
                                             ------------        -----------    -----------         ----------     -----------
       Total assets                           236,345,347         69,606,728     47,367,931          7,282,078      21,152,142

Liabilities
 Amounts due to Plan Sponsor                      429,250                  -              -                  -               -
                                             ------------        -----------    -----------         ----------     -----------
       Total liabilities                          429,250                  -              -                  -               -

Net Assets Available For Benefits            $235,916,097        $69,606,728    $47,367,931         $7,282,078     $21,152,142
                                             ============        ===========    ===========         ==========     ===========


                                            --------------------------------------------------
                                                                          Unocal
                                                 New                      Common
                                            Opportunities  Voyager        Stock          Other          Total
                                            -------------  -------        -------        -----          -----
Assets
 Investments at fair value (Note 2)
   Unocal Common Stock                       $         -    $         -   $142,161,246    $         -    $378,506,593
   Shares of registered
      investment companies:
      S&P 500 Index Fund                               -              -              -              -      69,606,726
      George Putnam Fund of Boston                     -              -              -              -      47,367,931
      Low Volatility Trust                             -              -              -              -       7,282,076
      Money Market Fund                                -              -              -              -      21,152,142
      New Opportunities Fund                  23,616,128              -              -              -      23,616,126
      Voyager                                          -     14,934,256              -              -      14,934,256
      Participant notes receivable                     -              -              -     14,009,883      14,009,883
                                             -----------    -----------    -----------    -----------    ------------
       Total investments                      23,616,128     14,934,256     142,161,246    14,009,883     576,475,739

Cash                                                   -              -         643,419             -         643,419
                                             -----------    -----------    ------------   -----------    ------------
       Total assets                           23,616,128     14,934,256     142,804,665    14,009,883     577,119,158

Liabilities
 Amounts due to Plan Sponsor                           -              -               -             -         429,250
                                             -----------    -----------    ------------   -----------    ------------
       Total liabilities                               -              -               -             -         429,250

Net assets available for benefits            $23,616,128    $14,934,256    $142,804,665   $14,009,883    $576,689,908
                                             ===========    ===========    ============   ===========    ============

  The accompanying notes are an integral part of these financial statements.

                              Unocal Savings Plan
     Statement of Net Assets Available for Benefits with Fund Information
                               December 31, 1996



                                     Non-Participant
                                         Directed                                   Participant Directed
                                    -------------------    ------------------------------------------------------------------------
                                          Unocal                                                      Low
                                          Common            S&P 500            George Putnam       Volatility            Money
                                           Stock           Index Fund          Fund of Boston      Trust Fund          Market Fund
                                    -------------------    -----------         ---------------     -----------         -----------
Assets
 Investments at fair value (Note 2)
   Unocal Common Stock                $329,991,884         $         -           $         -       $        -         $          -
   Shares of registered
    investment companies:
    S&P 500 Index Fund                           -          39,659,989                     -                -                    -
    George Putnam Fund of Boston                 -                   -            28,940,379                -                    -
    Low Votatility Trust                         -                   -                     -        4,240,936                    -
    Money Market Fund                            -                   -                     -                -           12,007,378
    New Opportunities Fund                       -                   -                     -                -                    -
    Voyager                                      -                   -                     -                -                    -
    Participant notes receivable                 -                   -                     -                -                    -
                                      ------------         -----------           -----------       ----------          -----------
      Total investments                329,991,884          39,659,989            28,940,379        4,240,936           12,007,378

Cash                                             -                   -                     -                -                    -
                                      ------------         -----------           -----------       ----------          -----------
    Total assets                       329,991,884          39,659,989            28,940,379        4,240,936           12,007,378

Liabilities
 Amounts due to Plan Sponsor               628,608                   -                     -                -                    -
                                      ------------         -----------           -----------       ----------          -----------
  Total liabilities                        628,608                   -                     -                -                    -

New assets available for benefits     $329,363,276         $39,659,989           $28,940,379       $4,240,936          $12,007,378
                                      ============         ===========           ===========       ==========          ===========

                                                                      Participant Directed
                                       -----------------------------------------------------------------------------------
                                                                             Unocal
                                            New                              Common
                                       Opportunites        Voyager           Stock                Other        Total
                                       -------------       ---------      -----------         -----------    ------------
Assets
 Investments at fair value (Note 2)
   Unocal Common Stock                  $         -         $        -     $153,834,109        $         -    $483,825,993
   Shares of registered
    investment companies:
    S&P 500 Index Fund                            -                  -                -                  -      39,659,989
    George Putnam Fund of Boston                  -                  -                -                  -      28,940,379
    Low Votatility Trust                          -                  -                -                  -       4,240,936
    Money Market Fund                             -                  -                -                  -      12,007,378
    New Opportunities Fund               13,768,188                  -                -                  -      13,768,188
    Voyager                                       -          7,208,151                -                  -       7,208,151
    Participant notes receivable                  -                  -                -         16,636,176      16,636,176
                                        -----------         ----------     ------------        -----------    ------------
      Total investments                  13,768,188          7,208,151      153,834,109         16,636,176     606,287,190


Cash                                              -                  -          196,435                  -         196,435
                                        -----------         ----------     ------------        -----------    ------------
    Total assets                         13,768,188          7,208,151      154,030,544         16,636,176     606,483,625

Liabilities
 Amounts due to Plan Sponsor                      -                  -                -                  -         628,608
                                        -----------         ----------     ------------        -----------    ------------
  Total liabilities                               -                  -                -                  -         628,608

New assets available for benefits       $13,768,188         $7,208,151     $154,030,544        $16,636,176    $605,855,017
                                        ===========         ==========     ============        ===========    ============

  The accompanying notes are an integral part of these financial statements.

                                                        Unocal Savings Plan
                          Statement of Changes in Net Assets Available for Benefits with Fund Information
                                               For the Year Ended December 31, 1997

                               Non-Participant
                                  Directed                                  Participant Directed
                               -----------------  ----------------------------------------------------------------------------
                                   Unocal                                                         Low
                                   Common            S&P 500              George Putnam        Volatility         Money
                                    Stock          Index Fund             Fund of Boston       Trust Fund       Market Fund
                               -----------------  -------------           --------------      ------------     ---------------
Additions to net assets
 attributed to:
  Investment income
    Net appreciation
     (depreciation)
     in fair value of
     investments                 $ (9,906,045)     $14,857,874             $ 2,983,768          $  367,418       $         -
    Interest                                -          223,420                 156,562              21,843            30,722
    Dividends                       5,889,452                -               4,243,774                   -           927,878
                                 ------------      -----------             -----------          ----------       -----------
      Total investment
       income                      (4,016,593)      15,081,294               7,384,104             389,261           958,600

Contributions
 Participant                                -        8,764,900               6,446,088           1,125,325         2,423,537
 Company                           17,714,653                -                       -                   -                 -
                                 ------------      -----------             -----------          ----------       -----------
  Total contributions              17,714,653        8,764,900               6,446,088           1,125,325         2,423,537

    Total additions                13,698,060       23,846,194              13,830,192           1,514,586         3,382,137

Deductions from net assets
 attributed to:
  Participants withdrawals
   & distributions                 59,246,666       10,580,917               8,539,430           1,705,331        11,753,101
  Trustee fees and other
   expenses                                 -            5,835                   3,209                 502               736
                                 ------------      -----------             -----------          ----------       -----------
    Total deductions               59,246,666       10,586,752               8,542,639           1,705,833        11,753,837

Net increase (decrease) prior
 to interfund transfers           (45,548,606)      13,259,442               5,287,553            (191,247)       (8,371,700)

Interfund transfers               (47,898,573)      16,687,297              13,139,999           3,232,389        17,516,464
                                 ------------      -----------             -----------          ----------       -----------

      Net increase (decrease)     (93,447,179)      29,946,739              18,427,552           3,041,142         9,144,764

Net assets available for
 benefits:
  Beginning of year               329,363,276       39,659,989              28,940,379           4,240,936        12,007,378
                                 ------------      -----------             -----------          ----------       -----------
  End of year                    $235,916,097      $69,606,728             $47,367,931          $7,282,078       $21,152,142
                                 ============      ===========             ===========          ==========       ===========

                                                                 Participant Directed
                                 ----------------------------------------------------------------------------------------
                                                                             Unocal
                                     New                                     Common
                                 Opportunities       Voyager                  Stock                Other            Total
                                 -------------       -------                 ------                -----            -----
Additions to net assets
 attributed to:
  Investment income
    Net appreciation
     (depreciation)
     in fair value of
     investments                 $  3,238,592      $1,465,635              $ (4,541,225)        $        -       $  8,466,017
    Interest                           81,505          46,613                   380,673                  -            941,338
    Dividends                         514,928         884,227                 2,740,252                  -         15,200,511
                                 ------------     -----------              ------------        -----------       ------------
      Total investment
       income                       3,835,025       2,396,475                (1,420,300)                 -         24,607,866

Contributions
 Participant                        3,355,612       2,180,352                35,157,981                  -         59,453,795
 Company                                    -               -                         -                  -         17,714,653
                                 ------------     -----------              ------------        -----------       ------------
  Total contributions               3,355,612       2,180,352                35,157,981                  -         77,168,448

    Total additions                 7,190,637       4,576,827                33,737,681                  -        101,776,314

Deductions from net assets
 attributed to:
  Participants withdrawals
   & distributions                  2,913,046       1,667,146                30,854,321          3,656,143        130,916,101
  Trustee fees and other
   expenses                             2,022           1,459                    11,559                  -             25,322
                                 ------------     -----------              ------------        -----------       ------------
    Total deductions                2,915,068       1,668,605                30,865,880          3,656,143        130,941,423

Net increase (decrease) prior
 to interfund transfers             4,275,569       2,908,222                 2,871,801         (3,656,143)       (29,165,109)

Interfund transfers                 5,572,371       4,817,883               (14,097,680)         1,029,850                  -
                                 ------------     -----------              ------------        -----------       ------------

      Net increase (decrease)       9,847,940       7,726,105               (11,225,879)        (2,626,293)       (29,165,109)

Net assets available for
 benefits:
  Beginning of year                13,768,188       7,208,151               154,030,544         16,636,176        605,855,017
                                 ------------     -----------              ------------        -----------       ------------
  End of year                    $ 23,616,128     $14,934,256              $142,804,665        $14,009,883       $576,689,908
                                 ============     ===========              ============        ===========       ============

  The accompanying notes are an integral part of these financial statements.

                              Unocal Savings Plan
Statement of Changes in Net Assets Available for Benefits with Fund Information
                     For the Year Ended December 31, 1996

                                                 Non-Participant
                                                   Directed                            Participant Directed
                                                 --------------     ---------------------------------------------------------------
                                                    Unocal                                                Low
                                                    Common            S&P 500       George Putnam      Volatility       Money
                                                    Stock            Index Fund     Fund of Boston     Trust Fund    Market Fund
                                                 -------------      -------------   ----------------  ------------- ---------------
Additions to net assets attributed to:
  Investment Income
    Net appreciation (depreciation)
      in fair value of investments                 $ 95,168,952      $ 6,407,719       $ 3,547,841     $ 130,457       $  394,656
    Interest                                                 --          228,933           177,986        24,910           26,085
    Dividends                                         6,672,799               --                --            --               --
                                                   ------------      -----------       -----------     ---------      -----------
      Total Investment Income                       101,841,751        6,636,652         3,725,827       155,367          420,741

Contributions
  Participant                                                --        9,204,749         7,212,903     1,259,891        2,783,664
  Company                                            22,731,422               --                --            --               --
                                                   -------------     -----------       -----------     ---------      -----------
      Total contributions                            22,731,422        9,204,749         7,212,903     1,259,891        2,783,664

      Total additions                               124,573,173       15,841,401        10,938,730     1,415,258        3,204,405

Deduction from net assets attributed to:
   Participants withdrawals & distributions          40,251,162        2,070,285         1,744,671       295,665        2,765,931
   Trustees fees and other expenses                          25            7,426             4,239           666            1,249
                                                   -------------     -----------       -----------     ---------      -----------
       Total deductions                              40,251,187        2,077,711         1,748,910       296,331        2,767,180

Net increase (decrease) prior
   to interfund transfers                            84,321,986       13,763,690         9,189,820     1,118,927          437,225

Interfund transfers                                          --        9,876,457         7,268,297     1,091,987        8,686,166
                                                  -------------     ------------      ------------     ---------     ------------
       Net increase (decrease)                       84,321,986       23,640,147        16,458,117     2,210,914        9,123,391

Net assets available for benefits:
   Beginning of year                                245,041,290       16,019,842        12,482,262     2,030,022        2,883,987
                                                  -------------     ------------      ------------     ---------     ------------
   End year                                       $ 329,363,276     $ 39,659,989      $ 28,940,379   $ 4,240,936     $ 12,007,378
                                                  =============     ============      ============   ===========     ============

                                                                              Participant Directed
                                                   -------------------------------------------------------------------------------
                                                                                         Unocal
                                                       New                               Common
                                                   Opportunities      Voyager            Stock            Other          Total
                                                   -------------    -------------   ---------------    -----------   ------------
Additions to net assets attributed to:
  Investment Income
    Net appreciation (depreciation)
      in fair value of investments                   $ (244,371)      $  163,672      $ 48,279,886      $     --    $ 153,848,812
    Interest                                             60,613           30,366           464,114            --        1,013,007
    Dividends                                                --               --         3,529,550            --       10,202,349
                                                     ----------       ----------      ------------      --------    -------------
      Total Investment Income                          (183,758)         194,038        52,273,550            --      165,064,168

Contributions
  Participant                                         2,164,478        1,220,965        11,829,369            --       35,676,019
  Company                                                    --               --                --            --       22,731,422
                                                     ----------       ----------      ------------      --------    -------------
      Total contributions                             2,164,478        1,220,965        11,829,369            --       58,407,441

      Total additions                                 1,980,720        1,415,003        64,102,919            --      223,471,609

Deduction from net assets attributed to:
   Participants withdrawals & distributions             309,188          177,965        15,651,422       777,343       64,043,632
   Trustees fees and other expenses                       1,605              900            26,353             -           42,463
                                                     ----------       ----------      ------------      --------    -------------
       Total deductions                                 310,793          178,865        15,677,775       777,343       64,086,095

Net increase (decrease) prior
   to interfund transfers                             1,669,927        1,236,138        48,425,144      (777,343)     159,385,514

Interfund transfers                                  12,098,261        5,972,013       (49,225,529)    4,232,348                -
                                                     ----------       ----------      ------------  ------------    -------------
       Net increase (decrease)                       13,768,188        7,208,151          (800,385)    3,455,005      159,385,514

Net assets available for benefits:
   Beginning of year                                          -                -       154,830,929    13,181,171      446,469,503
                                                    -----------       ----------      ------------  ------------    -------------
   End year                                         $13,768,188       $7,208,151      $154,030,544   $16,636,176     $605,855,017
                                                    ===========       ==========      ============  ============     ============

  The accompanying notes are an integral part of these financial statements.

                              UNOCAL SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN

GENERAL
-------

     Unocal Corporation (Unocal) was incorporated in Delaware on March 18, 1983, to operate as the parent of Union Oil Company of California. The Unocal Savings Plan (the "Plan") provides for Union Oil Company of California d.b.a. Unocal (the "company") contributions and for participants' voluntary contributions. Putnam Fiduciary Trust Company is the trustee ("Trustee") of the Plan and invests funds contributed by the company and participants to the Plan. During 1997 and 1996, all company contributions were invested in common stock of Unocal Corporation and participant contributions were invested at the discretion of the participants in a range of investment fund options and Unocal Corporation common stock. Effective March 3, 1997, participants could transfer company contributions into one or more of the Plan investment options. The company will continue to match contributions in only Unocal common stock, however, participants may thereafter transfer these balances into any of the Plan investment options. All shares remain with the Trustee until delivered to participants upon request for withdrawal or after termination of employment.
The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as a defined contribution plan.

     The Savings Plan booklet dated January 1998 constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933. This booklet is a Summary Plan Description of the Unocal Savings Plan as of January 1, 1998 and supercedes the Plan booklet dated July 1, 1990 and all subsequent amendments. Other information about the Plan can be found in the Summary Plan Description booklet.

CONTRIBUTIONS
-------------

PARTICIPANT CONTRIBUTIONS -- Participant contributions are voluntary and can be all pre-tax, all after-tax, or a combination of both. However, a participant's total annual contribution must not exceed 15 percent of the participant's annual base pay. The pre-tax contributions are also known as 401(k) contributions. A participant's contributions shall not exceed the maximum amount allowed by law.

COMPANY MATCHING CONTRIBUTIONS -- The company matches employee pre-tax 401(k) contributions on a dollar for dollar basis, up to six percent of the contributing participant's base pay.

     At its discretion, the company directs the Trustee to purchase shares attributable to company matching contributions either on the open market or by private purchases directly from the company.

PARTICIPANT ACCOUNTS
--------------------

     Each participant's account is credited with the contributions and the respective net investment earnings or losses of the individual funds as governed by the participant's investment selection.

VESTING
-------

     Participants are always 100 percent vested in participant contributions and the dividends on those contributions. Vesting in the company contributions portion of participant's accounts and the dividends thereon is based on years of vesting service. Effective January 1, 1998, a participant is 100 percent vested in company contributions and dividends thereon after two years of vesting service. Prior to this date, a participant was vested in company contributions and dividends thereon after five years of vesting service.

                              UNOCAL SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     In 1997, special vesting provisions of the Plan pertaining to the sale of 76 Products Company were enacted to waive the five year vesting period for certain plan members whose employment terminated due to the sale. The affected plan members included those employees whose employment terminated due to a work force reduction or job elimination beginning on the sale announcement date of November 18, 1996 through December 31, 1997. Subsequently, the special vesting provisions were amended to include 76 Products Company "transition team" members who remained employed by Unocal after December 31, 1997, but whose "transition team" assignment ended on or before March 31, 1998 and whose employment with Unocal ends on or before July 31, 1998.

PAYMENT OF BENEFITS
-------------------

     On termination of employment or at such time as participants become eligible to receive benefits, participants may elect to receive their account balance or defer their distribution until a later date, but not beyond April 1 of the year following attainment of age 70-1/2.

     If a participant continues to work past age 70-1/2, federal regulations require distribution of a portion of the participant's account balance by April 1 of the calendar year following the participant's attainment of age 70-1/2.

ROLLOVERS INTO THE PLAN
-----------------------

     As a result of labor contract negotiations, employees of Molycorp, Inc., a wholly owned subsidiary of Unocal, at Mountain Pass became eligible to commence participation in the Plan and make contributions to the Plan after June 30, 1996. In October 1996, employees at Mountain Pass were extended a special election period to rollover into the Plan account balances existing in the Molycorp Inc. 401(k) Savings Plan prior to June 30, 1996. Consequently, account balances totaling $614,739 were transferred in December 1996 to the Plan and are included in participant contributions in the statement of changes in net assets available for benefits for the year ended December 31, 1996.

     In October 1996, former employees of Prairie Producing Company, a company acquired by Unocal, were extended a special election period to rollover into the Plan previously existing account balances in the Prairie Producing Company Employee Benefit Plan. In December 1996, account balances totaling $933,224 were transferred into the Plan and are included in participant contributions in the statement of changes in net assets available for benefits for the year ended December 31, 1996.

     Effective March 3, 1997, the Plan accepted rollovers of qualified amounts from the Unocal Retirement Plan and the Unocal Employee Stock Ownership Plan that are distributed following termination of employment. Additionally, the Plan will accept rollovers from other employers' qualified plans, subject to certain restrictions.

LOANS
-----

     All employees who are participants of the Plan and have a sufficient balance in their employee pre-tax contributions account are eligible to apply for a loan. Members borrow against their own pre-tax account balance and all payments of principal and interest are credited back to their account. Loan types available are "any reason" (except investment in registered securities); "home purchase" (for purchase of a primary residence only); and loans "forced" by a hardship withdrawal request. Repayment periods range from 1 to 15 years depending on the type of loan. The Unocal Savings Plan Loan and Hardship Withdrawal Committee determines the interest rate for loans based on appropriate market rates and applicable federal regulations.

INVESTMENT PROGRAM
------------------

     All contributions are held in trust and invested by the Trustee in accordance with the option or options elected by the participant. A participant's account may be invested in any one or more or all of the following funds administrated by the Trustee:

                              UNOCAL SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


UNOCAL CORPORATION COMMON STOCK - Monies are used to purchase shares of Unocal Corporation common stock. During 1997 and 1996, company contributions were invested only in Unocal Corporation common stock. Effective March 3, 1997, participants could transfer company contributions into one or more of the Plan investment options. The company will continue to match contributions in only Unocal common stock, however, participants may thereafter transfer these balances into any of the Plan investment options.

PUTNAM S&P 500 - This fund invests in a large variety of publicly traded common stock. The fund is designed to mirror the performance and composition of the Standard & Poor's 500 index.

THE GEORGE PUTNAM FUND OF BOSTON - The monies in this fund are invested in a diversified group of stocks and bonds.

PUTNAM LOW VOLATILITY TRUST FUND - Monies are invested mainly in U.S. government debt securities.

PUTNAM MONEY MARKET FUND - Investments are made in a diversified portfolio of high-quality money market instruments with an average maturity of less than 90 days.

PUTNAM NEW OPPORTUNITIES FUND - Investments are primarily in common stocks of companies within certain emerging industry groups that offer above average potential for growth.

PUTNAM VOYAGER FUND - Investments are in a combination of stocks of smaller companies expected to grow over time, as well as stocks of larger, more established companies.

     Effective during 1996, participants became eligible to transfer pre-tax and after-tax balances into any of the investment alternatives.

FEDERAL INCOME TAX STATUS
-------------------------

     The company obtained its latest determination letter on November 30, 1995, from the Los Angeles District Director of the Internal Revenue Service, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Under Federal regulations effective January 1, 1997, the maximum employee pay eligible for benefit purposes under a qualified plan is $160,000 per year. If an employees' pay exceeds $160,000, only the first $160,000 of base pay will be eligible for calculating employee and company contributions.

     Federal regulations place an annual dollar limit on the amount of employee pre-tax and company matching contributions. In 1997 and 1996 the limit was $9,500. If pre-tax contributions reach the annual limit before year-end, they are suspended for the balance of the year. The company matching contributions are also suspended if the annual limit is reached before year-end.

     Withdrawals from the Plan are generally subject to federal income tax. Also, in-service withdrawals and withdrawals following termination of employment prior to retirement may be subject to a 10 percent federal income tax penalty.

                              UNOCAL SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

PLAN TERMINATION
----------------

     The company expects to continue the Plan indefinitely, but, as future conditions cannot be foreseen, the company may at any time or from time to time amend or terminate the Plan in whole or part. An amendment may affect present as well as future participants, but may not diminish the account balance of any participant existing on the effective date of such amendment. The company has no present intent to discontinue the company matching contributions or to terminate the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
-------------------

          The accompanying financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles. In addition, the following accounting policies are applied:

     a.   Purchases and sales of Unocal Corporation common stock:

     During normal trading by participants, the Trustee will collect all participant directed stock trades throughout the day and will execute and complete one buy and sell trade per day.

     During abnormal conditions or heavy trading by participants, the Trustee may not be able to execute and complete participant directed trades on the same day without affecting the share price. The Trustee is authorized, at its discretion, to buy or sell a portion of the trades during the next day or days. Prices received from each day's trading will be averaged to ensure that all participants requesting trades will be treated equitably.

     b.   Dividend income is recorded on the ex-dividend date.

     c.   Interest income is recorded as earned on the accrual basis.

     d. Substantially all of the administrative and other costs of the Plan are paid by the company.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

VALUATION OF INVESTMENTS
------------------------

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices from national exchanges which represent the new asset value of shares held by the Plan at year-end. The Unocal Corporation common stock is valued at the closing price as reported for the New York Stock Exchange Composite Transactions at December 31, 1997 and 1996. The assets of the Plan are primarily invested in Unocal common stock and in the shares of publicly traded registered investment companies (mutual funds). As a result, the value of the assets of the Plan are subject to the variations in the market. The fair value of the investments and net assets available for benefits could be materially affected by a change in market conditions.

USE OF ESTIMATES IN PREPARATION OF THE FINANCIAL STATEMENTS
-----------------------------------------------------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

                              UNOCAL SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 3 - FORFEITURES BY MEMBERS

     Company basic and matching contributions and dividends thereon under the Plan are forfeited by employees whose employment is terminated before completing two years of service and whose termination is for any reason other than their total disability, death or retirement. However, if an employee is re-employed by the company and performs an hour of service within five years after the date of termination of employment, the forfeited account balance shares will be restored to the employee's Plan account. Amounts forfeited will be used to restore previously forfeited accounts when necessary. Remaining amounts forfeited will then be used to offset future company contributions to Plan member accounts.

     At December 31, 1997 and 1996, forfeited nonvested accounts totaled $429,250 and $628,608, respectively.

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of the Company to administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       UNOCAL SAVINGS PLAN




Date:  June 26, 1998                   By:  /s/ Joe D. Cecil
                                            ------------------------------------
                                            Joe D. Cecil
                                            Vice President and Comptroller

                              Unocal Savings Plan
         Item 27(a) - Schedule of Assets Held for Investment Purposes
                     For the Year Ended December 31, 1997

      (a)               (b)                                    (c)                              (d)                  (e)
                  Identity of Issue,              Description of Investment including
                  Borrower, Lessor                Maturity Date, Rate of Interest,                                  Current
                  or Similar Party                Collateral Par or Maturity Value              Cost                 Value
-----------------------------------------------------------------------------------------------------------------------------------
       **         Unocal Corporation              Unocal Corporation Common Stock           $251,898,984           $378,506,593
                                                  (9,752,183 shares)

       *          Putnam Investments              S&P 500 Index Fund                          51,782,968             69,606,728
                                                  (3,084,038 shares)

       *          Putnam Investments              George Putnam Fund of Boston                44,002,925             47,367,931
                                                  (2,634,479 shares)

       *          Putnam Investments              Putnam Low Volatility Trust Fund             6,843,838              7,282,078
                                                  (603,320 shares)

       *          Putnam Investments              Putnam Money Market Fund                    21,152,140             21,152,142
                                                  (21,152,142 shares)

       *          Putnam Investments              Putnam New Opportunities Fund               21,135,546             23,616,128
                                                  (485,429 shares)

       *          Putnam Investments              Putnam Voyager Fund                         13,975,941             14,934,256
                                                  (783,950 shares)

       *          Putnam Investments              Participant Loans                                   -              14,009,883
                                                                                            ------------           ------------
                                                                                            $410,792,342           $378,506,593
                                                                                            ============           ============

* Trustee for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.

** Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.

                              Unocal Savings Plan
             Item 27(d) - Schedule of Reportable Transactions (1)
                               December 31, 1997



       (a)                                 (b)                                (c)                                 (d)
                                    Description of Assets
                                    (including Interest Rate and            Purchase                            Selling
Identity of Party Involved          Maturity in case of a Loan)              Price                               Price
-------------------------------------------------------------------------------------------------------------------------
Unocal Corporation      (2)      Unocal Corporation                      48,839,261
                                      Common Stock
                                 (377 transactions)

Unocal Corporation      (2)      Unocal Corporation                                                        166,941,824
                                      Common Stock
                                 (1,520 transactions)

Putnam Investments      (3)      George Putnam Fund                      28,740,106
                                 (354 transactions)

Putnam Investments      (3)      George Putnam Fund                                                         13,296,357
                                 (586 transactions)

Putnam Investments      (3)      Putnam Voyager Fund                     10,538,067
                                 (310 transactions)

Putnam Investments      (3)      Putnam Voyager Fund                                                         4,277,608
                                 (412 transactions)

Putnam Investments      (3)      Putnam New Opportunity Fund             14,524,912
                                 (326 transactions)

Putnam Investments      (3)      Putnam New Opportunity Fund                                                7,915,564
                                 (466 transactions)

Putnam Investments      (3)      Putnam S&P 500 Fund                     34,743,767
                                 (367 transactions)

Putnam Investments      (3)      Putnam S&P 500 Fund                                                       19,742,254
                                 (631 transactions)

Putnam Investments      (3)      Putnam Low Volatility Fund               6,171,628
                                 (249 transactions)

Putnam Investments      (3)      Putnam Low Volatility Fund                                                3,519,185
                                 (404 transactions)

Putnam Investments      (3)      Putnam Money Market Fund                34,230,716
                                 (544 transactions)

Putnam Investments      (3)      Putnam Money Market Fund                                                 25,110,039
                                   (468 transactions)




                              Unocal Savings Plan
             Item 27(d) - Schedule of Reportable Transactions (1)
                               December 31, 1997



            (a)                      (b)                      (e)        (f)                (g)            (h)              (i)
                               Description of Assets                     Expense                        Current Value
                               (including Interest Rate and    Lease    Incurred With      Cost           of Asset on      Net Gain
Identity of Party Involved     Maturity in case of a Loan)     Rental    Transaction      of Asset     Transaction Date    Or (Loss)
------------------------------------------------------------------------------------------------------------------------------------
Unocal Corporation     (2)       Unocal Corporation                                  48,839,261          48,839,261
                                      Common Stock
                                 (377 transactions)

Unocal Corporation     (2)       Unocal Corporation                                  96,296,967         166,941,824     70,644,857
                                      Common Stock
                                 (1,520 transactions)

Putnam Investments     (3)       George Putnam Fund                                   28,740,106         26,740,106
                                 (354 transactions)

Putnam Investments     (3)       George Putnam Fund                                   12,192,234         13,296,357      1,104,123
                                 (586 transactions)

Putnam Investments     (3)       Putnam Voyager Fund                                  10,538,067         10,538,067
                                 (310 transactions)

Putnam Investments     (3)       Putnam Voyager Fund                                   4,058,002          4,277,608        219,606
                                 (412 transactions)

Putnam Investments     (3)       Putnam New Opportunity Fund                          14,524,912         14,524,912
                                 (326 transactions)

Putnam Investments     (3)       Putnam New Opportunity Fund                           7,498,961          7,915,564        416,603
                                 (466 transactions)

Putnam Investments     (3)       Putnam S&P 500 Fund                                  34,743,767         34,743,767
                                 (367 transactions)

Putnam Investments     (3)       Putnam S&P 500 Fund                                  15,559,753         19,742,254      4,182,501
                                 (631 transactions)

Putnam Investments     (3)       Putnam Low Volatility Fund                            6,171,628          6,171,828
                                 (249 transactions)

Putnam Investments     (3)       Putnam Low Volatility Fund                            3,404,433          3,519,185        114,752
                                 (404 transactions)

Putnam Investments     (3)       Putnam Money Market Fund                             34,230,716         34,230,716
                                 (544 transactions)

Putnam Investments     (3)       Putnam Money Market Fund                             25,110,039         25,110,039              2
                                 (468 transactions)

(1)  Under ERISA, a reportable transaction is a transaction or series of transactions during the Plan year that involves more than
     5 percent of the fair value of the Plan assets at the beginning of the Plan year, with certain exceptions.

(2)  Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.

(3)  Trustee for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.


                              UNOCAL CORPORATION

                                 EXHIBIT INDEX


Exhibit 23     Consent of Coopers & Lybrand L.L.P.